Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430

July 29, 2009

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:           Lincoln National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 1-06028

Dear Mr. Rosenberg:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of June 30, 2009 concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-K for the year ended December 31, 2008.  Our reply refers to the specific comments in the letter.

Item1. Business, page1

Reinsurance, Page 19

1.
In response to prior comment 1, you supplementally state that “on February 25, 2009, Swiss Re informed Lincoln that their S&P rating had fallen below “AA-“ and that they are now required to place assets into a trust to support the business purchased from Lincoln.  Lincoln anticipates that trust will be funded during the second quarter 2009.  The amount of the trust will be approximately $1.9 billion based on December 31, 2008 balances.”  Please revise to disclose this information and/or update your risk factor entitled “We face a risk of non-collectibility of reinsurance, which could materially affect our results of operations.”  Although you disclose what you state is “the most significant ongoing obligation of Swiss Re” regarding its obligation to place assets in trust if its ratings dropped below a specific threshold, please supplementally confirm that you have disclosed all other material terms of this agreement.  Alternatively, please revise the disclosure.

July 29, 2009
Re: Lincoln National Corp.

Response:
To address the Staff’s comment, we will update our reinsurance disclosure in our future filings, beginning with our Form 10-Q for the quarter ended June 30, 2009 with the above-referenced information. We will update the risk factor entitled “We face a risk of non-collectibility of reinsurance, which could materially affect our results of operations” with the above-referenced information and any applicable additional information in our Form 10-K for the year ended December 31, 2009.  We do not believe that this information constitutes a material change to the risk factor as included in our Form 10-K for the year ended December 31, 2008 requiring an update pursuant to Part II—Item 1A. of the Form 10-Q.

Supplementally, we confirm that we have disclosed all material terms of the Stock and Asset Purchase Agreement by and among Lincoln National Corporation, The Lincoln National Life Insurance Company, Lincoln National Reinsurance Company (Barbados) Limited and Swiss Re Life & Health America Inc., dated July 27, 2001.

Critical Accounting Policies and Estimates
Investment Valuation, page 61

2.
We acknowledge your response to prior comment 3.  Please expand your proposed revised disclosure to include a discussion of your policies and procedures in place to review the prices utilized by the third party pricing service.

Response:
To address the Staff’s comment, we will update our disclosure in our Form 10-Q for the quarter ended June 30, 2009 to include the following:

On a periodic basis, we test the pricing for a sample of securities to evaluate the inputs and assumptions used by the pricing service.  In addition, we perform a check on prices provided by our primary pricing service to ensure that they are not stale or unreasonable by reviewing the prices for unusual changes from period to period based on certain parameters or for lack of change from one period to the next.  If such anomalies in the pricing are observed, we verify the price provided by our pricing service with another pricing source.

July 29, 2009
Re: Lincoln National Corp.

Guaranteed Living Benefits, page 64

3.
We acknowledge your response to prior comment 4.  On page 65 you state “Our fair value estimates of the GWB liabilities, which are based on detailed models of future cash flows under a wide range of market-consistent scenarios, reflect a more comprehensive view of the related factors and represent our best estimate of the present value of those potential liabilities.”  Please revise to disclose the nature of your models, what “the market consistent scenarios” mean and the types of market-consistent scenarios selected to estimate your future cash flows that are used in estimating the fair value of the guaranteed withdrawal benefit liability.

Response:
To address the Staff’s comment, in our Form 10-Q for the quarter ended June 30, 2009, we will update our disclosure to include the following:

The "market consistent scenarios" used in the determination of the fair value of GWB liability are similar to those used by an investment bank to value  derivatives for which the pricing is not transparent and the aftermarket is nonexistent or illiquid..  In our calculation, risk-neutral Monte-Carlo simulations resulting in over 10 million scenarios are utilized to value the entire block of guarantees. The market consistent scenario assumptions, at each valuation date, are those we view to be appropriate for a hypothetical market participant. The market consistent inputs include assumptions for the capital markets (e.g. implied volatilities, correlation among indices, risk-free swap curve, etc.), policyholder behavior (e.g. policy lapse, benefit utilization, mortality, etc.), risk margins, administrative expenses and a margin for profit. We believe these assumptions are consistent with those that would be used by a market participant; however, as the related markets develop we will continue to reassess our assumptions. It is possible that different valuation techniques and assumptions could produce a materially different estimate of fair value.

GLB Net Derivative Results, page 112

4.
We acknowledge your response to prior comment 11.  Based on your revised disclosure that you utilize a model based on your holding company’s credit default swap spreads to compute your non-performance risk (NPR), please disclose the following:

•	The credit default swap spread used to compute the NPR component at year-end and at each interim period so that an investor can observe trends in your NPR assumptions;
•	The reasons for the changes in the NPR factor (i.e. objective and subjective assumptions used); and
•	A sensitivity analysis of reasonably likely changes in your non-performance credit risk given the significant estimates and management judgment involved in the computation.

July 29, 2009
Re: Lincoln National Corp.

Response:
We have carefully considered the Staff’s request for further disclosure regarding our non-performance risk.  We are proposing disclosure to address the credit default swap (CDS) spread and changes in the NPR factors.  To address the sensitivity issue we have proposed providing the change in the NPR component as a result of the NPR factors and our estimate of the range within which the NPR component should fall period to period as a percentage of the unadjusted derivative liability. To address the Staff’s comment, we will update our disclosure in our Form 10-Q for the quarter ended June 30, 2009 to include the following:

Our methodology for calculating the NPR component of the liability utilizes an extrapolated 30-year non-performance risk  spread curve applied to each of the durational expected cash flows.  We utilize a model based on our holding company’s credit default swap (CDS) spreads adjusted for factors, such as the liquidity of our holding company CDS.  Because the guaranteed benefit liabilities are contained within our insurance subsidiaries, we apply factors, such as the impact of our insurance subsidiaries’ claims-paying ratings compared to holding company credit risk and the over-collateralization of insurance liabilities, in order to determine factors that are representative of a theoretical market participant’s view of the non-performance risk of the specific liability within our insurance subsidiaries.

Our CDS spreads as illustrated by the spread of our 10-year CDS used in the computation of our NPR factors at June 30, 2009, March 31, 2009 and December 31, 2008 were 5.52%, 23.25% and 6.34%, respectively.   The corresponding NPR factors at June 30, 2009, March 31, 2009 and December 31, 2008 for the 10-year point was 0.82%, 1.49% and 1.23%, respectively.

For the quarter ended March 31, 2009, there was significant widening of our CDS spreads.   We compared our CDS spreads to those of our peer companies with similar holding company ratings and determined that our company specific spreads were significantly wider due to the market’s concerns over our holding company liquidity.  As a result, we reduced the spreads used in the calculation of our NPR factors to be in line with our peers.   Therefore, the starting point for our spreads was reduced over the entire term structure, with the 10-year at 8.45%.

The reduction in the derivative liability from the application of the NPR factors: (i) at June 30, 2009 was $125 million, or approximately 10% of the unadjusted liability of $1.2 billion, (ii) at March 31, 2009 the reduction was $459 million, or approximately 15% of the unadjusted liability of $3.1 billion, and (iii) at December 31, 2008 the reduction was $514 million or approximately 15% of the unadjusted liability of $3.4 billion.

July 29, 2009
Re: Lincoln National Corp.

The $334 million change in the NPR component of the liability from March 31, 2009 to June 30, 2009 was primarily attributable to a$1.9 billion reduction in the unadjusted liability, with approximately $20 million of the change in NPR component attributable to a change in the NPR factors.  Under our approach and factoring in the range of CDS spreads observed over the last three quarters, we estimate that the component of the liability recorded for the non-performance risk should range from 10% to 20% of the unadjusted liability calculated before the application of the NPR factors.  Sensitivity within this range is primarily a result of volatility in LNC’s CDS spread and the slope of the CDS spread term structure.

Note 5 – Investments
Available –for-sale Securities, page 187

5.
We acknowledge your response to prior comment 13.  You stated that every quarter you review the cash flows for mortgage-backed securities to determine whether or not the cash flows are sufficient to provide for the recovery of principal.  You further stated that you only revise your cash flow projections for those securities that are at most risk of impairment based on current credit enhancement and trends in collateral performance.  Please disclose the following:

•	The amount of mortgage-backed securities that are at most risk of impairment; and
•	The amount of mortgage-backed securities with cash flows materially lower than the original projected cash flows.

Response:
In response to the Staff’s comment, we are proposing revised language to more fully  describe our analysis, review and OTTI process for our mortgage backed securities beginning with our Form 10-Q for the quarter ended June 30, 2009 in a manner substantially similar to the wording below.

On an on-going basis we monitor the cash flows of all of our MBS. We also perform detailed analysis on all of our Sub-prime, Alt-A, non-agency prime Residential MBS and on a significant percentage of our Commercial MBS. The detailed analysis includes revising projected cash flows by updating the cash flows for actual cash received and applying assumptions with respect to expected defaults, foreclosures and recoveries in the future.

These revised projected cash flows are then compared to the amount of credit enhancement (subordination) in the structure to determine whether the amortized cost of the security is recoverable. If it is not recoverable, we record an impairment of the security.

July 29, 2009
Re: Lincoln National Corp.

At June 30, 2009 the amortized cost and fair value for our residential and commercial mortgage backed securities are summarized below.  We perform detailed analysis on the mortgage-backed securities that are most at risk of impairment.

($ in millions)	Amortized	Fair	Unrealized
	Cost	Value	Loss
Total
Residential MBS	$9,521	$8,505	$1,016
Commercial MBS	2,576	2,021	555
Total	$12,097	$10,526	$1,571

Subject to Detailed Analysis
Residential MBS	$3,279	$1,954	$1,303
Commercial MBS	463	272	191
Total	$3,720	$2,226	$1,494

Note 7 – Federal Income Taxes, page 203

6.	We acknowledge your response to prior comment 19. Please enhance your proposed disclosures that no valuation allowance is required on your $1.8 billion net deferred tax asset as follows:

•	Disclose when you project to begin generating taxable income;
•
Disclose your projected taxable income and the sources of that taxable income over the next five years or over any other period that you deem relevant based on the guidance of paragraph 21 of SFAS 109;

•	Disclose any negative evidence that a valuation allowance may be needed, and
•	Disclose potential tax planning strategies within your control that you are considering to avoid a tax benefit from expiring unused.

Response:
Because our net deferred tax asset position is primarily due to deferred taxes associated with net unrealized capital losses, we did not rely on future taxable income in evaluating the recoverability of our deferred tax asset at December 31, 2008.  As such, we do not believe it is necessary or appropriate to provide projections of our future taxable income.

Furthermore, given the nature of our net deferred tax asset position, we do not have negative evidence that would make it difficult to realize our net deferred tax asset.  To address the Staff’s comment, in our Form 10-Q for the quarter ended June 30, 2009, we propose expanding our disclosure as follows:

July 29, 2009
Re: Lincoln National Corp.

We evaluate the need for a deferred tax asset valuation allowance pursuant to the provisions of FASB SFAS No. 109, “Accounting for Income Taxes”, and management believes it is more likely than not that the deferred tax asset will be realized.   In assessing the need for a valuation allowance, we consider future reversals of existing temporary differences, taxable income in prior carry back years and tax planning strategies within our control.

Our net deferred tax asset position is primarily due to deferred tax benefit associated with net unrealized capital losses on available for sale securities that have been recognized in other comprehensive income for financial statement purposes but are not recognized for tax return purposes.  As a result, our analysis of the recoverability of our net deferred tax asset position is primarily focused on this deferred tax benefit.  Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within the next five years following the year in which the capital losses are recognized for tax purposes.  Capital losses can also be carried back three years to offset capital gains generated in prior tax years. In assessing the need for a valuation allowance related to unrealized capital losses, we consider tax planning strategies that include holding debt securities with market value losses until maturity or recovery, selling appreciated securities to generate capital gains to offset capital losses, and sales of certain corporate assets.  Such tax planning strategies are viewed by management as prudent and feasible and will be implemented if necessary to realize the deferred tax asset.

If you have any questions regarding our response, please contact me directly at (484) 583-1430.

Sincerely,

/s/Douglas N. Miller
Douglas N. Miller
Vice President & Chief Accounting Officer

cc: Frederick J. Crawford, Executive Vice President & Chief Financial Officer